July 12, 2013

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mondelēz International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 25, 2013

File No. 1-16483

Dear Mr. Skinner,

This letter responds to your letter dated June 20, 2013, regarding Mondelēz International, Inc.’s (the “Company”) Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2012 (filed February 25, 2013). Each of your comments from the June 20, 2013 letter is set forth below, followed by our related response.

Provision for Income Taxes, page 25

1.	You indicate that your effective tax rate has been favorably impacted by the mix of pre-tax income in various foreign jurisdictions in each of your three most recent years. To help us understand the impact that the mix of pre-tax income in foreign jurisdictions has had, provide us a schedule showing the pre-tax income and income tax rate for the jurisdictions that materially impacted your effective tax rate for each of your past three years.

	2012		2011		2010
			(in millions)
	Pre-Tax Earnings from Continuing Operations	Effective Tax Rate	Pre-Tax Earnings from Continuing Operations	Effective Tax Rate	Pre-Tax Earnings from Continuing Operations	Effective Tax Rate
United States	(1,822)	27.1%	(1,308)	29.6%	(1,435)	31.4%
Foreign jurisdictions materially favorable to the ETR	1,637	4.8%	1,376	2.1%	529	7.0%
Other foreign jurisdictions	1,959	31.7%	1,812	27.7%	1,632	28.7%

	3,596		3,188		2,161
Total	1,774	11.7%	1,880	7.6%	726	7.4%

Brad Skinner

July 12, 2013

In response to the staff’s comment, we have provided the above schedule to support our statement that our effective tax rate has been materially favorably impacted by the mix of pre-tax income in various foreign jurisdictions. For the years 2012, 2011 and 2010, our effective tax rate materially benefitted from income earned in Switzerland, the Netherlands, Luxembourg and Singapore. All of these jurisdictions had average effective tax rates of less than 16% (weighted average effective tax rate across all four jurisdictions of 4.8%, 2.1% and 7.0% in 2012, 2011 and 2010 respectively), which is lower than the U.S. statutory tax rate of 35%.

We note that in the Items Affecting Comparability section within Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) we state that our effective tax rate was favorably impacted by the mix of pre-tax income in various foreign jurisdictions. Further, in our future disclosures, we will also include a statement indicating that our income tax provision could be significantly affected by a shift in pre-tax income between foreign jurisdictions, from foreign jurisdictions to the U.S. or by changes in foreign and/or U.S. tax laws and regulations that apply to the earnings of foreign subsidiaries.

Non-GAAP Financial Measures, page 48

2.	We note your presentation of the measure Operating EPS. Explain to us how you have considered the guidance in Item 10(e)(ii)(E) of Regulation S-K, which indicates that non-GAAP measures must not use titles or descriptions that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

The Company has considered the guidance in Item 10(e)(ii)(E) of Regulation S-K and will re-label its non-GAAP financial measure “Operating EPS” as “Adjusted EPS” in its filings beginning with the second quarter of 2013 Form 10-Q.

Note 14. Income Taxes, page 93

3.	You indicate that taxes have not been provided on approximately $10.8 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. You also indicate that it is impractical to determine the amount of unrecognized deferred tax liabilities on these permanently reinvested earnings. Explain to us your basis for concluding that determining the amount of these unrecognized deferred tax liabilities is impractical.

We determined it was impractical to estimate the unrecognized deferred tax liabilities on the $10.8 billion of accumulated earnings which are indefinitely reinvested for the reasons set forth below. The various considerations that would have to be evaluated in order to compute the amount of unrecognized deferred taxes makes the computation impractical. Numerous possible methods could be used to facilitate the repatriation of earnings to the U.S., and each would require evaluation of withholding taxes, evaluation of the local taxability of dividends as well as an analysis of the Company’s historical tax position and the ability to use foreign tax credits. Furthermore, due to our complex legal entity structure, the number of jurisdictions involved, and the layers of regulatory requirements, all of which would have to be evaluated to determine the amount of allowable dividends between legal entities and ultimately to the U.S., such an effort would require a significant amount of Company resources. Because any estimate would not be meaningful due to the numerous assumptions upon which it would be based, and because of the significant resources this exercise would require, we determined that it is not practical for the Company to estimate the amount of unrecognized deferred tax liabilities. Therefore, we included a statement to that effect, as permitted under ASC 740-30-50-2(c).

Brad Skinner

July 12, 2013

4.	We note that you report losses from continuing operations before income taxes in the United States for each of your three most recent years. Separately, we note disclosure regarding your historic and expected future dividend payments. In view of your United States losses, and given your assertions regarding permanently reinvested earnings of foreign subsidiaries, explain to us how you intend to fund future dividend distributions.

While the Company intends to continue returning value to our shareholders through regular dividends, the amount of the dividends will be substantially lower than the combined business pre-spin dividends actually paid from 2010 through 2012. The total dividends declared in 2012 were $1.8 billion, while the dividends declared through June 2013 are only $464 million.

We use cash flow generated from operating activities to fund dividends to our shareholders. The losses reflected in the 2012 Annual Report on Form 10-K include both non-cash and non-recurring expenses. The non-cash depreciation expense on our owned properties was $195 million in 2012, $178 million in 2011 and $178 million in 2010. Additionally, the three most recent years reflected in the Annual Report on Form 10-K includes non-recurring expenses such as debt refinancing expenses and spin-off related costs.

Additionally, if necessary, we have the ability to raise additional debt in the market to fund our dividends. Finally, excess funds offshore can be returned to the U.S. by, for instance, repayment of intercompany debt, without incurring U.S. tax.

5.	Tell us the amount of cash and cash equivalents held in foreign subsidiaries as of December 31, 2012 which, if repatriated, would require you to record or pay U.S. income taxes.

The Company could return all the cash and cash equivalents held in foreign subsidiaries as of December 31, 2012 without incurring U.S. tax by, for instance, repayment of intercompany debt.

Brad Skinner

July 12, 2013

6.	In view of the changes in your business resulting from the spin-off of Kraft Foods Group, including the apparent increase in the relative significance of your non-US operations, explain whether, and, if so how, you have reevaluated whether undistributed earnings have been or will be permanently reinvested. As part of your response, explain how you have applied the guidance in FASB ASC paragraph 740-30-25-17.

The Company sells its products in approximately 165 countries, and after the spin-off of Kraft Foods Group, Inc., over 80% of our sales come through operations outside of the U.S. Consistent with our pre-spin policies, the Company continues to regularly evaluate forecasted earnings, planned investments, planned foreign dividends, other cash needs and tax planning strategies. A component of this process includes the ongoing evaluation of our assertions with respect to ASC 740-30-25-17. Consistent with ASC 740-30-25-17, we base this analysis on the experience of the subsidiary and planned future operations, future remittances and past remittances, to determine whether there have been any changes in circumstances of a subsidiary where amounts are indefinitely reinvested. The Company also evaluates earnings and considers amounts intended to be indefinitely reinvested in accordance with ASC 740-30-25-17. The Company would record income tax expense as appropriate if circumstances changed and amounts were no longer considered to be indefinitely reinvested.

In connection with the Company’s ongoing evaluation, management’s plans with respect to the funds are taken into account in determining whether the indefinite assertion can be maintained. The Company’s 2012 assertion was based on management’s view that it must reinvest in the business to drive top-tier growth and that it intends to make tack-on acquisitions, especially in emerging markets. The Company does not have current needs or foreseeable plans to repatriate foreign earnings to the U.S. In addition, if it needed to do so, the Company has the ability to refinance or raise additional debt or equity in the U.S. Accordingly, the Company has not provided deferred taxes on such amounts.

7.	Explain to us how you have considered the disclosure requirements of FASB ASC paragraph 740-30-50-2, items (a) and (b).

Items (a) and (b) in ASC paragraph 740-30-50-2 require a description of the types of temporary differences for which a deferred tax liability has not been recognized, the types of events that would cause those temporary differences to become taxable and the cumulative amount of the type of temporary difference. Within Note 14 to our Consolidated Financial Statements, the second paragraph on page 94 states that U.S. federal income taxes and foreign withholding taxes were not provided on approximately $10.8 billion of accumulated earnings of foreign subsidiaries that are expected to be indefinitely reinvested. With respect to the requirement to disclose the type of events that would cause these temporary differences to become taxable, we will include a statement in our future filings that tax law changes and/or changes in the needs of our foreign subsidiaries could cause this temporary difference to become taxable.

Brad Skinner

July 12, 2013

Per the Staff’s request, we hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (847) 943-4000.

Sincerely,

/s/ David A. Brearton

David A. Brearton
Executive Vice President
and Chief Financial Officer

cc:	Lily Dang